PROSPECTUS SUPPLEMENT
         To Prospectus dated August 31, 2000


         Filed Pursuant to Rule 424 (b) (3) of the Rules and Regulations
                        Under the Securities Act of 1933

                      Registration Statement No. 333-91845

                        CHARLES RIVER LABORATORIES, INC.
                                [Name of Issuer]

                        Charles River Laboratories, Inc.
         $97,500,000 13 1/2% Series B Senior Subordinated Notes Due 2009
                               [Title of Security]





                               RECENT DEVELOPMENTS

We have attached to the prospectus supplement, and incorporated by reference into it, the Form 8K Current Report of Charles River Laboratories, Inc. which was filed with the Securities and Exchange Commission on February 16, 2000.

                ------------------------------------------------

February 16, 2000

                                  UNITED STATES
                        SECURITES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-K
                                 CURRENT REPORT
                       PURSUANT TO SECTION 13 OR 15 (d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

       DATE OF REPORT (Date of earliest event reported): February 14, 2001

                        COMMISSION FILE NUMBER 333-91845

                        CHARLES RIVER LABORATORIES, INC.
             (Exact Name of Registrant as specified in its Charter)

                  DELAWARE                    76-0509980
          (State of Incorporation) (I.R.S. Employer Identification No.)

             251 BALLARDVALE STREET, WILMINGTON, MASSACHUSETTS 01887
               (Address of Principal Executive Offices) (Zip Code)

                                  978-658-6000
              (Registrant's Telephone Number, Including Area Code)

                               ITEM 5. OTHER ITEMS

We are a wholly owned subsidiary of Charles River Laboratories International, Inc., a holding company whose assets consist solely of our shares. On February 14, 2001, our parent issued an earnings press release reporting that the Company's sales increased 33% in the fourth quarter of 2000 over the prior year, driven by strong growth in customer demand for the Company's products and services that support drug discovery and development. Sales for the fourth quarter were $81.1 million, a $19.9 million increase over fourth quarter 1999 sales of $61.2 million. Net income for the quarter was $4.4 million.

For 2000, the Company's sales increased 33% to $306.6 million, an increase of $75.2 million over sales of $231.4 million in 1999. Net income before an extraordinary loss related to the early retirement of debt in connection with Charles River Laboratories International's IPO was $17.9 million. Net income for 1999 was $17.1 million.

The Company's sales increase over the prior year was impacted favorably by strategic acquisitions and investments, which complemented solid growth in the Company's research models segment, and continued growth in its biomedical products and services segment. On a pro forma basis (adjusted to give effect to completed acquisitions), sales increased 15% in the fourth quarter and 10% for the total year. Excluding the impact of foreign currency fluctuations, pro forma sales increased 20% in the fourth quarter and 12% for the total year.



             CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                (DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE DATA)




                                                        THREE MONTHS ENDED                     YEAR ENDED
                                                  DECEMBER 25,     DECEMBER 30,      DECEMBER 25,     DECEMBER 30,
                                                          1999             2000              1999            2000
                                                          ----             ----              ----            ----
Total net sales ...................................     $61,162          $81,058           $231,413        $306,585
Cost of products sold and services provided........      40,344           50,520            146,729         186,654
                                                        -------          -------           --------        --------
Gross margin.......................................      20,818           30,538             84,684         119,931
Selling, general and administrative................      10,351           15,838             39,765          51,204
Amortization of goodwill and intangibles...........         842              932              1,956           3,666
Operating income...................................       9,625           13,768             42,963          65,061
Interest income (expense)..........................     (12,542)          (6,425)           (12,253)        (39,047)
Other income (expense).............................      (1,345)             247                (47)             71
                                                        -------          -------           --------        --------
Income before income taxes, minority
     interests, earnings from equity
     investments and extraordinary item............      (4,262)           7,590             30,663          26,085
Provision for income taxes.........................      (1,342)           3,040             15,561           7,837
                                                        -------          -------           --------        --------
Income before minority interests
     earnings from equity investments and
     extraordinary item............................      (2,920)           4,550             15,102          18,248
Minority interests.................................         (12)            (266)               (22)         (1,396)
     Earnings from equity investments..............         104              144              2,044           1,025
                                                        -------          -------           --------        --------
Net Income before extraordinary item...............      $2,828           $4,428            $17,124         $17,877
                                                        -------          -------           --------        --------
Extraordinary loss on debt paydown, net of
     tax benefit of $15,670........................           -                -                  -         (29,101)
Net Income (loss)..................................     $(2,828)          $4,428            $17,124        $(11,224)


                CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                             (dollars in thousands)




                                                                                      DECEMBER 25,            DECEMBER 30,
                                                                                          1999                     2000
                                                                                  --------------------    --------------------
ASSETS
Current assets
   Cash and cash equivalents...........................................               $   15,010              $   33,129
   Trade receivables...................................................                   36,293                  45,949
   Inventories.........................................................                   30,534                  33,890
   Other current assets................................................                    7,158                   6,769
                                                                                      -----------              ----------
     Total current assets..............................................                   88,995                 119,737
Property, plant and equipment, net.....................................                   85,413                 117,001
Goodwill and other intangibles.........................................                   36,958                  41,893
Deferred tax asset.....................................................                   97,600                 105,027
Other assets...........................................................                   50,130                  26,950
                                                                                      -----------              ----------
     Total assets......................................................                $ 359,096               $ 410,608
                                                                                      ===========              ==========
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
   Current portion of long-term debt...................................                $   3,290               $     231
   Accounts payable....................................................                    9,291                  10,767
   Accrued compensation................................................                   10,792                  16,997
   Other current liabilities...........................................                   38,048                  36,325
                                                                                       -----------             ----------
     Total current liabilities.........................................                   61,421                  64,320
Long-term debt.........................................................                  381,706                 201,957
Other long-term liabilities............................................                   12,609                  14,074
                                                                                       -----------             -----------
     Total liabilities.................................................                  455,736                 280,351
                                                                                       -----------             -----------
Minority interests.....................................................                      304                  13,330
Redeemable common stock................................................                   13,198                       -
Total shareholder's equity.............................................                 (110,142)                116,927
                                                                                       -----------             -----------
Total liabilities and shareholder's equity.............................                $ 359,096               $ 410,608
                                                                                       ===========             ===========




On February 15, 2001, our parent issued a press release announcing the filing of a registration statement with the Securities and Exchange Commission for a proposed public offering of 7,000,000 shares of its common stock. We are furnishing the press release, for informational purposes only, as Exhibit 99.1.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, we have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  CHARLES RIVER LABORATORIES, INC.

Dated: February 16, 2001

                                  By:______________________________

                                  Dennis R. Shaughnessy, Sr. Vice President,
                                  Business Development, General Counsel and
                                  Secretary



EXHIBIT 99.1

Charles River Laboratories International, Inc. press release dated February 15, 2001.